OSSEN INNOVATION CO., LTD.

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”) REPRESENTING ORDINARY SHARES OF

OSSEN INNOVATION CO., LTD.

Please refer to the reverse side of this card for the Proposals to be voted at the Meeting.

FOLD AND DETACH HERE

AGENDA

Proposal 1 To elect a board of six directors

☐ **FOR ALL** ☐ **AGAINST ALL**

FOR ALL EXCEPT

☐

For all nominees except as noted above
(Note: Add number of each Director you wish to withhold your vote from)

	FOR	AGAINST
Proposal 2	☐	☐

Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. ☐
PLEASE NOTE: Marking the box to the right voids any other instructions indicated above.

Address Change ☐ Mark box, sign and indicate changes/comments below:

Sign Below Date:____________________

☐

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

1.	To elect a board of six directors

01 Dr. Liang Tang

02 Mr. Wei Hua

03 Mr. Junhong Li

04 Mr. Xiaobing Liu

05 Ms. Yingli Pan

06 Mr. Zhongcai Wu

2.	To ratify the appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as the Company’s independent registered accounting firm for the fiscal year ending December 31, 2013

Ossen Innovation Co., Ltd. JPMorgan Chase Bank, N.A., Depositary P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Annual Meeting of Shareholders (the “Meeting”) of Ossen Innovation Co., Ltd. (the “Company”) will be held at the Company’s headquarters, located at 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China, on Wednesday, December 18, 2013, at 10:00 a.m. (Beijing Time).

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Shares (“ADSs”) FOR or AGAINST the Proposals to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Proposals as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., December 16, 2013. Only the registered holders of record as of the close of business on November 18, 2013 will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADSs representing Ordinary Shares of the Company, of record on November 18, 2013, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the Ordinary Shares of the Company represented by such ADSs registered in the name of the signatory, on the Proposals at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADSs will be voted by such person in his or her discretion.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m., December 16, 2013.

To view the Meeting materials, please visit the Company’s website at: http://ir.osseninnovation.com

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.